Exhibit 1

Transcript: Warren Buffet on CNBC

CNBC's Squawk Box

May 7, 2012

By: Alex Crippen, Executive Producer

BECKY QUICK: Hey, Warren, while we're on the topic of some of the other companies that are in the news right now, can I ask you bout Yahoo! too? There's news about its CEO that he did not, in fact, have a degree from— in computer science, and now Dan Loeb and another investor, who I think owns a little over 3 percent of the stock, are pushing for his ouster. What do you think about what happened and the company's announcement that this was an inadvertent error?

WARREN BUFFETT: Yeah. Well, I don't know all the facts, but just from the few sentences I read, it doesn't sound like an inadvertent error. And I would say this, if I thought— if I had thought that, as a director, if I thought that a— an officer had consistently misstated some fact to me, I think I'd probably do something about it.

BECKY: Mm-hmm.

BUFFETT: Yeah. We actually had that one time, and if you can't trust the people you're working with, you've got a problem.

Read the full transcript of Warren Buffet on CNBC's Squawk Box here: http://www.cnbc.com/id/47322740

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